UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

WORLD TROPHY OUTFITTERS, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	333-128532	20-2190950
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

Jingyi Road, Changxing Economic Development Zone, Changxing, Zhejiang Province, The People’s Republic of China

(Address of principal executive offices)

0572-6267666
(Issuer’s telephone number)

WORLD TROPHY OUTFITTERS, INC.

Jingyi Road, Changxing Economic Development Zone, Changxing, Zhejiang Province, The People’s Republic of China

Attention: Xu Kecheng, President & Chief Executive Officer
_________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about November 12, 2008, to all known holders of record on November 12, 2008, of shares of common stock, par value $0.001 per share (the “Common Stock”), of World Trophy Outfitters, Inc., a Nevada corporation (“World Trophy”), in connection with an anticipated change in a majority of the members of World Trophy's Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of World Trophy has been furnished to World Trophy by third parties and World Trophy assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 of the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

On November 12, 2008 (the “Closing Date”), World Trophy entered into a Share Exchange Agreement (the “Exchange Agreement”) with Fast More Limited, a Hong Kong investment holding company (“Fast More”), Cheer Gold Development Limited, a company organized under the laws of Samoa (“Cheer Gold”) and Floster Investment Limited, a company organized under the laws of Samoa (“Floster, and together with Cheer Gold, the “Stockholders”). On the Closing Date, World Trophy acquired all of the issued and outstanding capital stock of Fast More from the Stockholders in exchange for the issuance by World Trophy to the Stockholders of an aggregate Thirty-Five Million (35,000,000) newly-issued shares of Common Stock, of which Thirty-Two Million Nine Hundred Thousand (32,900,000) shares were issued to Cheer Gold and Two Million One Hundred Thousand (2,100,000) shares were issued to Floster (the “Exchange”). The Exchange was intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described in the Exchange resulted in a change in control of World Trophy. As a result, Mr. Mathew Evans, a current Director of World Trophy, will resign effective upon the 10th day following the mailing of this Information Statement.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the completion of the Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE EXCHANGE

General

Under the terms of the Exchange Agreement: (i) World Trophy acquired all of the issued and outstanding capital stock of Fast More from the Stockholders in exchange for the issuance by World Trophy to the Stockholders of an aggregate Thirty-Five Million (35,000,000) newly-issued shares of Common Stock, of which Thirty-Two Million Nine Hundred Thousand (32,900,000) shares were issued to Cheer Gold and Two Million One Hundred Thousand (2,100,000) shares were issued to Floster; and (ii) the Exchange qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”).

Agreement of Director to Resign

In connection with entering into the Exchange, Mr. Mathew Evans will resign as a Director of World Trophy. The resignation of Mr. Evans in his individual capacity as a Director of World Trophy is effective upon the 10th day following the mailing of this Information Statement.

Upon the 10th day following the mailing of this Information Statement, He Zhiwei, Liu Chuanjie, Dong Quanfeng, Jiang Yanfu, Gong Xiaoyan and Yun Hon Man will become Directors of World Trophy. Xu Kecheng was added as a Director of World Trophy effective as of the Closing Date.

DESCRIPTION OF BUSINESS

Information concerning the business of World Trophy and its results of operations and financial condition are incorporated by reference to World Trophy’s Current Report on Form 8-K, as filed with the SEC on November 12, 2008, and is available electronically on EDGAR at http://www.sec.gov (the “Report”).

DESCRIPTION OF SECURITIES

As of the date of this Information Statement, World Trophy’s authorized capital stock consists of One Hundred Million (100,000,000) shares of Common Stock, par value $0.001 per share, of which there are Fifty Million (50,000,000) issued and outstanding shares of Common Stock and Ten Million (10,000,000) shares preferred stock, par value $0.001 per share, of which there are zero (0) shares issued or outstanding. The following statements set forth the material terms of World Trophy’s capital stock; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, World Trophy’s Articles of Incorporation and Bylaws, copies of which are attached as Exhibits to the Report, and the provisions of Nevada General Corporation Law. There are no provisions in World Trophy’s Articles of Incorporation or Bylaws that would delay, defer or prevent a change in World Trophy’s control.

Common Stock

As of the date of this Information Statement, World Trophy had 50,000,000 shares of Common Stock outstanding. Except as otherwise required by applicable law and subject to the preferential rights of the any outstanding preferred stock, all voting rights are vested in and exercised by the holders of Common Stock with each share of Common Stock being entitled to one (1) vote. In the event of liquidation, holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of Common Stock have no cumulative voting rights. Holders of Common Stock have no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board out of funds legally available therefor.

Blank Check Preferred Stock

The Company’s Board is empowered, without further action by stockholders, to issue from time to time one or more series of preferred stock, with such designations, rights, preferences and limitations as the Board may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters among such series as may be determined by the Board, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. Certain issuances of preferred stock may have the effect of delaying or preventing a change in control of World Trophy’s company that some stockholders may believe is not in their interest.

Warrants

There are no outstanding warrants to purchase World Trophy’s securities.

 Options

There are no options to purchase World Trophy’s securities outstanding. The Company may in the future establish an incentive stock option plan for its directors, employees and consultants.

Transfer Agent

Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, Utah 84117, telephone (801) 272-9294, facsimile (801) 277-3147, currently acts as World Trophy’s transfer agent and registrar.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth each person known by us to be the beneficial owner of five (5%) percent or more of Common Stock, all directors individually and all directors and officers as a group as of the date of this Information Statement, after giving effect to the Exchange and the change in control effective as of the Closing Date. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

In addition, Mathew Evans, the former sole officer and sole director of World Trophy prior to the Exchange, owned 28,500,000 shares of Common Stock (after the November 4, 2008 3-for-1 dividend distribution of the Common Stock and prior to his cancellation of 18,658,200 shares on the Closing Date), which constituted 84.67% of the issued and outstanding Common Stock immediately prior to the Exchange. Pursuant to the Exchange, Mr. Evans’ resignation from all of his positions as an officer of World Trophy became effective as of the Closing Date and his resignation as a Director shall become effective not earlier than ten (10) days from the date of this Information Statement.

Name and Address of Beneficial Owner(1)	Amount of Direct Ownership After Exchange	Amount of Indirect Ownership After Exchange	Total Beneficial Ownership After Exchange	Percentage of Class(2)
Xu Kecheng, Chairman of the Board, Chief Executive Officer & President	0	32,900,000 (3)	32,900,000 (3)	65.8%
He Zhiwei, Chief Financial Officer and Director	0	0	0	0%
Fei Wenmei, Corporate Secretary	0	0	0	0%
Liu Chuanjie Treasurer and Director	0	0	0	0%
Wang Yajun, Vice President	0	0	0	0%
Dong Quanfeng, Director	0	0	0	0%
Jiang Yanfu, Director	0	0	0	0%
Gong Xiaoyan, Director	0	0	0	0%
Yun Hon Man, Director	0	0	0	0%
ALL DIRECTORS AND OFFICERS AS A GROUP (9 PERSONS):	0	32,900,000	32,900,000	65.8%
Cheer Gold Development Limited Level 5 Development Bank of Samoa Building Beach Road, Apia, Samoa	32,900,000	0	32,900,000	65.8%
Mathew Evans 5210 Fairlee Court Anaheim Hills, CA 92807	9,841,800	0	9,841,800	19.68%

Name and Address of Beneficial Owner(1)	Amount of Direct Ownership After Exchange	Amount of Indirect Ownership After Exchange	Total Beneficial Ownership After Exchange	Percentage of Class(2)

(1)	Unless otherwise noted, each beneficial owner has the same address as World Trophy.

(2)
Applicable percentage of ownership is based on 50,000,000 shares of World Trophy’s Common Stock outstanding as of the date of this Information Statement (post 3-for-1 dividend distribution of the Common Stock on November 4, 2008), together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of the date of this Information Statement for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations - percentage computation is for form purposes only.

(3)
Xu Kecheng may be considered to beneficially own 32,900,000 shares by virtue of his 100% ownership in Wisejoin Group Limited, which owns and controls 100% of Cheer Gold, which directly beneficially owns 32,900,000 shares of Common Stock.

The Company is not aware of any material proceeding to which any of the above identified persons is a party adverse to the interests of World Trophy or has a material interest adverse to World Trophy. During the past five (5) years, none of the above identified persons has:

(1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) of the Exchange Act requires World Trophy’s directors, executive officers and holders of ten percent (10%) or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish World Trophy with copies of all such forms which they file with the SEC.

In making the foregoing disclosure, World Trophy has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Exchange, He Zhiwei, Liu Chuanjie, Dong Quanfeng, Jiang Yanfu, Gong Xiaoyan and Yun Hon Man will become directors of World Trophy, and each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act. The Stockholder, who will be a ten percent (10%) holder of Common Stock following the Exchange, will also file a Form 3 in compliance with the reporting obligations under Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Exchange Agreement (Change of Control)

On the Closing Date, World Trophy acquired all of the issued and outstanding capital stock of Fast More from the Stockholders in exchange for the issuance of an aggregate Thirty-Five Million (35,000,000) newly-issued shares of Common Stock to Cheer Gold and Floster (32,900,000 and 2,100,000 shares, respectively) pursuant to the terms of the Exchange Agreement. As a result of the Exchange, the Stockholders collectively beneficially own seventy percent (70%) of the voting capital stock of World Trophy (65.8% and 4.2% owned by Cheer Gold and Floster, respectively). Upon the execution of the Exchange Agreement, Mathew Evans resigned from each of his officer positions with World Trophy and Xu Kecheng was appointed to serve as President and Chief Executive Officer of World Trophy. Additionally, He Zhiwei was appointed to serve as Chief Financial Officer, Fei Wenmei was appointed to serve as Corporate Secretary, Liu Chuanjie was appointed to serve as Treasurer, Wang Yajun was appointed to serve as a Vice-President and Lou Shourong was appointed to serve as a Vice-President.

World Trophy’s Related Party Transactions

At March 31, 2007, the accounts payable - related party consisted of a $1,000 balance due to a former president and majority stockholder of World Trophy for the purchase of inventory.  The payable was non-interest bearing and was paid during the fiscal year ended March 31, 2008.

In October 2006, a former president and majority stockholder of World Trophy loaned to World Trophy US$2,000 in the form of a promissory note payable on demand.  The note was unsecured and bore interest at 8% per annum.  Accrued interest expense on the note at March 31, 2007 was US$79.  Interest expense incurred on the note was US$3 and US$79 for the years ended March 31, 2008 and 2007.  The note and all accrued interest were repaid during the year ended March 31, 2008.

Fast More’s Related Party Transactions

All references to the “Company” in this section refer to both Fast More and Fast More’s wholly-owned and chief operating subsidiary, Changxing Chisen Electric Co., Limited (“Chisen”), the principal activities of which consist of the manufacture and sale of sealed lead-acid battery products primarily in the electric bicycle market. The Company’s related party transactions as of March 31, 2008 consist of the following:

Name of Related Party	Relationship with the Company
Mr. Xu Kecheng	A beneficial owner of the Company of substantial interest, a director of Chisen and the President, Chief Executive Officer and Chairman of the Board of World Trophy
Zhejiang Chisen Glass Co., Ltd. (“Chisen Glass”)	A company controlled by a family member of certain directors of Chisen
Mr. Xu Keyong	A director of Chisen
Ms. Zhou Fangqin	Spouse of a director of Chisen
Changxing Chisen Xinguangyuan Co., Ltd. (“Xinguangyuan”)	A company controlled by a beneficial owner of the Company with substantial interest
Zhejiang Ai Ge Organism Products Co., Ltd. (“Ai Ge Organism”)	A company controlled by a director of Chisen
Zhejiang Changxing Nuo Wan Te Ke Glass Co., Ltd. (“Nuo Wan Te Ke”)	A company controlled by a close family member of certain directors of Chisen
Zhejiang Changxing Ruilang Electronic Co., Ltd. (“Ruilang”)	A company controlled by a director of Chisen

Summary of Balances with Related Parties as of March 31, 2008 and 2007

Except for the amount due to Mr. Xu Kecheng as disclosed in Note (i) below, all amounts due from / due to related parties represent unsecured advances which are interest-free and repayable on demand.

	As of March 31,
	2008	2007
	US$’000	US$’000
Due from related parties:
Ms.Zhou Fangqin	167	601
Chisen Glass	178	-
Ruilang	897	-
TOTAL:	1,242	601

		As of March 31,
		2008	2007
	Note	US$’000	US$’000
Due to related parties:
Mr. Xu Kecheng	(i)	5,127	2,824
Mr. Xu Keyong		24	247
Xinguangyuan		912	440
Ai Ge Organism		586	274
Nuo Wan Te Ke		163	1,311
Chisen Glass		-	3,208
TOTAL:		6,812	8,304

(i)	The amount due to Mr. Xu Kecheng is unsecured, interest-free and repayable on or before December 31, 2008.

Summary of Related Party Transactions of the Company as of March 31, 2008

During the year ended March 31, 2008, Fast More and Chisen underwent a corporate reorganization (“Reorganization”). On February 16, 2008, Fast More acquired the 51%, 9% and 40% equity interests in Chisen from Mr. Xu Kecheng, Mr. Xu Keyong and BEME International Co., Ltd., at a consideration of RMB6,502,500 (approximately US$926,000), RMB1,147,500 (approximately US$164,000) and RMB5,100,000 (approximately US$726,000) respectively. Upon the completion of the transactions, Chisen became a wholly-owned subsidiary of Fast More.

During the year ended March 31, 2008, the Company acquired 3,000,000 shares of Zhejiang Province Changxing Rural Cooperative Bank Association from Chisen Glass for an aggregate consideration of US$472,000.

During the year ended March 31, 2008, the Company purchased glass products of US$801,000 from Chisen Glass.

As of March 31, 2008, US$3,276,000 of the Company’s short-term bank loans was secured by a guarantee provided by Chisen Glass.

As of March 31, 2008, US$2,421,000 of the Company’s short-term bank loans was secured by land use rights owned by Ruilang.

As of March 31, 2008, Chisen Glass, Mr. Xu Kecheng and Ms. Zhou Fangqin provided guarantees, in the aggregate, equal to US$6,408,000 in addition to the restricted bank balances of the Company to secure bill financing of the Company.

As of March 31, 2008, US$2,848,000 of the Company’s short-term bank loans was secured by guarantees provided by Xinguangyuan and Mr. Xu Kecheng.

As of March 31, 2007, US$646,000 of the Company’s short-term bank loans was secured by guarantees provided by Mr. Xu Kecheng and an independent company.

As of March 31, 2007, US$1,292,000 of the Company’s short-term bank loans was secured by a guarantee provided by Nuo Wan Te Ke.

the Company’s Related Party Transactions as of June 30, 2008

Except for the amount due to Mr. Xu Kecheng as disclosed in Note (i) below, all amounts due from / to related parties represent unsecured advances which are interest-free and repayable on demand.

As of June 30, 2008
US$’000
Due from related parties:
Ms. Zhou Fangqin	125
Chisen Glass	281
TOTAL:	406

		As of June 30, 2008
	Note	US$’000
Due to related parties:
Mr. Xu Kecheng	(i)	5,239
Mr. Xu Keyong		24
Ai Ge Organism		599
TOTAL:		5,862

(i)	The amount due to Mr. Xu Kecheng is unsecured, interest-free and repayable on or before December 31, 2008.

Summary of Related Party Transactions of the Company as of June 30, 2008

Name of related party	Nature of Transactions	Three (3) months ended June 30,
		2008	2007
		US$’ 000	US$’000
Chisen Glass	Purchase of glass products	-	174
	Acquisition of motor vehicle	160	-
	Acquisition of available-for-sale financial assets	-	393

Other Arrangements

As of June 30, 2008, US$4,803,000 of the Company’s short-term bank loans was secured by a guarantee provided by Chisen Glass.

As of June 30, 2008, US$2,474,000 of the Company’s short-term bank loans was secured by land use rights owned by Ruilang.

As of June 30, 2008, Chisen Glass, Mr. Xu Kecheng and Ms. Zhou Fangqin provided guarantees, in aggregate, amounting to US$6,548,000 in addition to the restricted bank balances of the Company to secure bill financing of the Company.

As of June 30, 2008, US$2,911,000 of the Company’s short-term bank loans was secured by guarantees provided by Xinguangyuan and Mr. Xu Kecheng.

Policies and Procedures for Related-Party Transactions

None.

Promoters

None.

Director Independence

The following directors of World Trophy are independent: Dong Quanfeng, Jiang Yanfu, Gong Xiaoyan and Yun Hon Man. The following directors of World Trophy are not independent: Xu Kecheng, He Zhiwei and Liu Chuanjie.

BOARD OF DIRECTORS AND MANAGEMENT PRIOR TO THE EXCHANGE

The Director and Sole Officer of World Trophy immediately prior to the closing of the Exchange were as follows:

Name	Age	Positions
Mathew Evans	36	Sole Officer and Director

The above-named director served as the sole Director prior to the closing date of the Exchange, and he will resign as a Director of World Trophy immediately effective upon the 10th day following the mailing of this Information Statement.

Mathew Evans. Mr. Evans was the former sole officer and director of World Trophy commencing on June 13, 2008 until his resignation as sole officer effective on the Closing Date. Mr. Evans shall continue to serve as a director of World Trophy until the 10th day following the Information Filing Date. From January 2008 through the present, Mr. Evans worked as Planning Consultant for the City of Pasadena, California.  From 2006 through 2007, he worked as a Project Manager for Hogle Ireland and as President, Secretary and Treasurer of Quest Group International, a nutritional products company.  From 2002 through 2006, Mr. Evans worked as a City Planner for the City of Mapleton, Utah.  From 1997 through 2002, he worked as a City Planner for the City of Provo, Utah.  From 1999 through 2005, he worked as President of Maxi Group, Inc., a blank check company.  From 1995 through 1997, he worked as a City Planner for the City of Riverton, Utah.  Mr. Evans received his Bachelor of Science Degree in Geography from Utah State University in Logan, Utah.

During the fiscal year ended March 31, 2008, the Board held no meetings; however, the Board acted by means of unanimous written consents in lieu of meetings when required.

Family Relationships

None.

Significant Employees

None.

Compliance with Section 16(A) of the Exchange Act

Section 16(a) of the Exchange Act requires a company's officers and directors, and persons who own more than ten percent (10%) of a registered class of World Trophy’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten percent (10%) stockholders are required by SEC regulation to furnish World Trophy with copies of all Section 16(a) forms they file.

To World Trophy’s knowledge, based solely on a review of the copies of such reports furnished to World Trophy, all reports under Section 16(a) required to be filed by its officers and directors and greater than ten percent (10%) beneficial owners were timely filed as of the date of this filing.

BOARD OF DIRECTORS AND MANAGEMENT AFTER THE EXCHANGE

The following identifies each of the Directors and executive officers of World Trophy who will serve World Trophy in their respective capacities following the expiration of the ten (10) day time period following the mailing of this Information Statement. Prior to the execution of the Exchange, none of the persons set forth below served as an officer or director of or held any position with World Trophy, nor were they known to own any shares of Common Stock.

Name	Age	Position(s)
Xu Kecheng	46	Chairman of the Board, Chief Executive Officer & President
He Zhiwei	42	Chief Financial Officer and Director
Mathew Evans	36	Director (until the 10th day following the Information Filing Date)
Fei Wenmei	46	Corporate Secretary
Wang Yajun	29	Vice-President
Lou Shourong	44	Vice-President
Liu Chuanjie	31	Treasurer and Director
Dong Quanfeng	44	Independent Director
Jiang Yanfu	65	Independent Director
Gong Xiaoyan	62	Independent Director
Yun Hon Man	40	Independent Director
Gui Changqing	70	Significant Employee
Wang Huanxiang	32	Significant Employee
Lin Zugeng	74	Significant Employee
Huang Wen	29	Significant Employee

Family Relationships

There are no family relationships by and between or among the members of the Board or other executives. None of World Trophy’s directors and officers are directors or executive officers of any company that files reports with the SEC except as set forth in the Biographies section below.

Term of Office

World Trophy’s directors are appointed for a one-year term to hold office until the next annual general meeting of World Trophy’s stockholders or until removed from office in accordance with World Trophy’s Bylaws. World Trophy’s officers are appointed by the Board and hold office until removed by the Board.

Biographies of Officers and Directors

Xu Kecheng. Mr. Xu has served as President, Chief Executive Officer and a Director of World Trophy since the Closing Date of the Exchange. Mr. Xu founded Chisen in 2003 and has served as Chisen’s President and Chairman of the Board since its inception. Besides successfully establishing and running Chisen, Mr. Xu also acquired Ai Ge Organism Products Co., Ltd., a biological & pharmaceutical company in China in November 2006 where he serves as Chairman of the Board and Executive Director. In 2002, he was involved in the formulation of coated tempered glass panel standards used for home gas kitchen ranges, which was put on the list of the National Building Materials Industry Standard. Mr. Xu graduated from Hangzhou University in 1997 with the major in economic management. In addition to serving as senior economist to the Company, Mr. Xu is a member of China Battery Industry Association, a member of Huzhou CPPCC, a member of the Standing Committee of Changxing People’s Congress and he has been honored with the title of “Integrity Entrepreneur” by the Changxing Government. Mr. Xu also finished a course of study at the class of advanced training at the Party School of the CPC Central Committee.

He Zhiwei. Mr. He has served as the Director and Chief Financial Officer of World Trophy since the Closing Date of the Exchange. From 1999 to 2001, Mr. He served as Strategic Commodity Manager of Worldwide Operations at Dell, Inc. From February 2001 to November 2006, Mr. He was responsible for capacity and service management of Capital One’s Technology Operations and Data Center Operations. In 2005, Mr. He became the Finance Manager at Capital One Global Financial Services, where he analyzed, reported and managed the financials and the annual operating budget of $130 million. In his tenure at Capital One Financial Corporation, Mr. He maintained a rigorous cost management discipline. From November 2006 to December 2007, Mr. He led the efforts at Circuit City Stores Inc. and BDA Inc. to develop private label branding strategies, consumer electronics products and video gaming accessories, where he minimized the dependency on non value-added brands. From December 2007 to November 2008, Mr. He played a leadership role at Amazon.com Inc. to maximize Amazon's segment share and profitability by developing and implementing the Private Label and Direct Import infrastructure and programs that had reinforced Amazon’s position as the global leader in online shopping for all products. Mr. He also helped rapidly expand and grow Amazon’s international retail business in Europe, Japan and China.

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Mathew Evans. Mr. Evans was the former sole officer and director of the Registrant commencing on June 13, 2008 until his resignation as sole officer effective on the Closing Date. Mr. Evans shall continue to serve as a director of the Company until the 10th day following the Information Filing Date. From January 2008 through the present, Mr. Evans worked as Planning Consultant for the City of Pasadena, California.  From 2006 through 2007, he worked as a Project Manager for Hogle Ireland and as President, Secretary and Treasurer of Quest Group International, a nutritional products company.  From 2002 through 2006, Mr. Evans worked as a City Planner for the City of Mapleton, Utah.  From 1997 through 2002, he worked as a City Planner for the City of Provo, Utah.  From 1999 through 2005, he worked as President of Maxi Group, Inc., a blank check company.  From 1995 through 1997, he worked as a City Planner for the City of Riverton, Utah.  Mr. Evans received his Bachelor of Science Degree in Geography from Utah State University in Logan, Utah.

Fei Wenmei. Ms. Fei has served as Corporate Secretary since the Closing Date of the Exchange. In March 2005, Ms. Fei joined Chisen as Chief Administrative Manager in charge of corporate brand building, intellectual property and project application. Ms. Fei currently serves Chisen as an assistant economist as an auditor and director of clean production management. From March 1991 to February 2005, Ms. Fei served as Chief Administrative Manager of the Huaneng Changxing Power Plant Industry & Trading Company and prior to that she served as Chief of Staff at the Changxing Land Administration Bureau from March 1987 to February 1991. Ms. Fei has been engaged in administrative management for many years and has vast experience in corporate administrative management. Ms. Fei graduated from Zhejiang Radio and Television University with a degree in Chinese Language.

Wang Yajun. Mr. Wang has served as a Vice-President of the Registrant since the Closing Date of the Exchange. Mr. Wang has also served as a Deputy General Manager of Chisen since October 2007 where he is in charge of marketing management. From December 2005 to September 2007, Mr. Wang served as Vice President of Sunbright Group, a manufacturing company in China. From January 2004 to November 2005, Mr. Wang served as General Manager of Sunbright Power Co., Ltd., a power company in China. Prior to that, Mr. Wang served as General Manager of the commerce department of Zhejiang Zhenlong Battery Co., Ltd. since July 2001. Mr. Wang has over ten (10) years of experience in marketing management and has extensive knowledge and experience with China’s storage battery sales market. Mr. Wang has achieved outstanding achievements and is considered part of the “sales elite” in the storage battery industry in China. Mr. Wang earned his MBA at Zhejiang University and is a masters candidate in business administration at the Hong Kong Institute of Finance and Economics.

Lou Sourong. Mr. Lou has served as a Vice President of the Registrant since the Closing Date of the Exchange. From October 2007 to present, Mr. Lou has served as a Deputy General Manager of Chisen, a manufacturing company in China. From April 2006 to September 2007, Mr. Lou served as Executive Deputy General Manager for Changxing Nuo Wan Te Ke Co., Ltd., a manufacturing company in China. Prior to that, Mr. Lou served as the factory director and marketing manager in Changxing Chisen Glass Co., Ltd., a manufacturing company in China from June 1996 to March 2006. Mr. Lou has extensive experience in materials supply, procurement and production plan management.

Liu Chuanjie. Mr. Liu has served as Treasurer of the Registrant since the Closing Date of the Exchange and shall serve as a Director of the Registrant on the 10th day following the Information Filing Date. Mr. Liu also serves as Controller, Director of Finance and as a Director of Chisen since May 2004. Mr. Liu has expertise in accounting systems and national accounting policies, fund raising and investing. Prior to joining Chisen, Mr. Liu served as the head of the financial department of Changxing Chisen Xinguangyuan Co., Ltd., a manufacturing company in China. Mr. Liu is a graduate of the Institute of Jiaxing.

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Dong Quanfeng. Professor Dong shall serve as a Director of the Registrant on the 10th day following the Information Filing Date. Professor Dong has served as a Chemistry professor and doctorial tutor at the Department of Chemistry of Xiamen University since March 2006. Professor Dong concurrently acts as a visiting research fellow at the National Hi-Tech Green Material Development Center, is a Member of the Editorial Board of the industry magazine “Battery”, is a Member of the Chinese Institute of Electrics Chemical and Physical Power Committee, a Member of ISE, a Member of the American ECS and is the Vice Director of the Changxing Chisen Physical Chemistry Battery Research Center. Professor Dong is engaged in the research of new chemical electric power sources and related energy storage material and has finished several national and provincial-municipal scientific research projects. In 1997, Professor Dong won the provincial second prize of the Development of Science and Technology. In 1999, Professor Dong won the technology innovation prize of Hubei province. In 2004, Professor Dong won third prize of the Development of Science and Technology of Xiamen. In 2006, he won the title of “Technology Innovation Advanced Individual” by the National Information Industry. Professor Dong has issued over 80 papers on internationally significant academic journals and has applied for several patents. Prior to his employment as a full time professor at Xiamen University, Professor Dong served as an associate professor at Xiamen University since January 2003. Mr. Dong graduated from Wuhan University with a degree in Chemistry and performed postdoctoral research at Israel Technical Institute.

Jiang Yanfu. Professor Jiang shall serve as a Director of the Registrant on the 10th day following the Information Filing Date. Professor Jiang has served as a professor and doctorial tutor of business administration at Tsinghua University since December 1993. Professor Jiang has served as Dean of the Entrepreneurial Research Center since April 2000 and has served as academic director-general and co-founded of Trinity Innovation since December 2003, a consulting company in China.. Professor Jiang has expertise in entrepreneurial management, corporate governance and institutional economics. He has undertaken many important research programs such as the “Theoretical Study on Chinese Technology Innovation”. He served as a director of and as an advisor to many companies. Professor Jiang’s main research fields include risk investment and entrepreneurial management, corporate governance and cyber economy. The major courses he has instructed include Entrepreneurial Management, Technology and Institution Innovation, and Analysis of Institutional Economics.

Gong Xiaoyan. Ms. Gong shall serve as a Director of the Registrant on the 10th day following the Information Filing Date. Ms. Gong currently serves as Chairman of Tianjin Bicycle Industrial Association, a non-governmental organization in China since June 2006. Prior to that, Ms. Gong served as Secretary-general of Tianjin Bicycle Industrial Association, a non-govermental organization in China since September 1998. She has won the titles “China Top-Hundred Female Entrepreneur”, “Most Influential Enterprises Leader of China” and “Tianjin Female Entrepreneur” issued by Tianjin Municipal Government.

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Yun Hon Man. Mr. Yun shall serve as a director of the Registrant on the 10th day following the Information Filing Date. Mr. Yun has served and continues to serve as a Corporate Consultant with Smart Pine Investment Limited since September 2007, a consulting firm organized under the laws of the PRC. Mr. Yun also serves as a Director of CH Lighting International Corporation (OTCBB: CHHN) since July 28, 2008 and as Chief Operations Officer of China INSOnline Corp. (NASDAQ: CHIO) since January 2008. Prior to that, Mr. Yun served as Corporate Controller of Hi-Tech Wealth Inc. (n/k/a China Mobile Media Technology, Inc.)(OTCBB: CHMO) from January 2007 through August 2007. From January 2003 through December 2006, Mr Yun served as Corporate Controller of General Components, Inc. (n/k/a China Mobile Media Technology, Inc.)(OTCBB: CHMO). Mr. Yun is a chartered accountant having memberships with the institute of chartered accountants in England and Wales. He is also a Fellow Member of the Chartered Association of Certified Accountants. He is a member of the Hong Kong Institute of Certified Public Accountants, the Association of International Accountants, the Society of Registered Financial Planners, the Institute of Financial Accountants and the Institute of Crisis and Risk Management. Mr. Yun received his MBA at the University of Western Sydney in 2007, his Higher Diploma in Business Studies at the City Polytechnic School of Hong Kong and his Diploma in Accountancy from Morrison Hill Technical Institute in 1988.

Legal Proceedings Involving Officers and Directors

None of the members of the Board of Directors or other executives has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our Board of Directors or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any federal or state securities or commodities laws.

Significant Employees

Gui Changqing. Mr. Gui has served and continues to serve as Chief Scientist at the Zhejiang Changxing Chisen Physical-Chemical Power Supply Research and Development Center since June 2007 and as counselor of the 712 Institute since January 2005. Prior to that, Mr. Gui served as expert team member of the 712 Institute from January 2001 to December 2004. Early in his career Mr. Gui was engaged in the R&D of the powered lead-acid battery for the national military in China serving as General Engineer and Researcher. The product won a scientific and technical award from the State Commission of Science and Technology. Mr. Gui has published more than 100 papers of international significance and has trained 24 postgraduates. Mr. Gui is extremely well respected by his peers in the storage battery industry. In 1992, he won the special government allowance from the State Council, has served as Director of the Association of Chinese Chemical Physics Power Industry and as a Director of the Wuhan Power Supply Society. Mr. Gui earned his doctorate degree in electrochemistry from Shanghai Fudan University.

Wang Huanxiang. Mr. Wang has served as Technical Controller of Chisen since May 2008. Prior to that, Mr. Wang was a career researcher of the storage battery and served as Deputy General Manager of Zhejiang Chaowei Power Co., Ltd. from May 2004 to March 2008. Prior to that, Mr. Wang served as Chief of Technical Department of Zhejiang Wolong Technology Corp. from May 2001 to May 2004. He has several patents and has issued several papers, including “Research of SnSO4 Applied to Electric Bicycles” and “Drying and Changing Technical Research for Long Cycle Life Lead Acid Electrical Bicycle Battery” in various academic journals, including the International Battery. Mr. Wang is a graduate of Zhengzhou University with a degree in electrochemistry.

Lin Zugeng. Professor Lin currently works as a scientist at the Zhejiang Changxing Chisen Physical-Chemical Power Supply Research and Development Center. Professor Lin has been working with the Department of Chemistry at Xiamen University since 1956. Professor Lin is an expert in physical chemistry and electrochemistry and is one of the founders of the electrochemical curricula at Xiamen University. From July 1982 to September 1984, Professor Lin worked as a visiting scholar at the Chemical Energy Center of London’s Metropolitan University. From July 1990 to April 1999, Professor Lin served as the President of Xiamen University. Concurrently, he served as a member of an evaluation group of the Academic Degrees Committee of the State Council for the subject of chemistry, a director of the Chinese Chemical Society, Chief Commissary of the Electrochemistry Committee of Chinese Chemical Society, Deputy Chief Commissary of the Professional Committee of Chemical and Physical Power at the Chinese Institute of Electronics and Deputy Editor-in-Chief of the Chemical Journal of Chinese Universities. Professor Lin has many significant achievements in electrochemical experimental technology, electrode material of chemical power, electrode processes of chemical power and spectral electrochemistry, and has undertaken many national key projects, including the 863 Plan and the National Natural Science Foundation. Professor Lin has published more than 100 papers in domestic and foreign academic journals, has been awarded 3 times the national scientific prize and 3 times the provincial scientific prize. In 1988, Professor Lin was acknowledged as an expert with outstanding achievement. Now Prof. Lin works as scientist of Chisen Technical Development Center.

Huang Wen. Mr. Huang currently works as the Chief Technical Officer of Chisen and has served in such capacity since September 2006. From October 2005 to August 2006, Mr. Huang served as Technical Engineer of Zhejiang Chaowei Power Co., Ltd. Prior to that, Mr. Huang served as Chief Technical Officer of Chisen from June 2003 to September 2005. Mr. Huang has been engaged in battery-related technical management for many years, has participated in the research and development of the colloidal battery and has profound knowledge of electrochemical reaction mechanisms and manufacturing processes of the lead-acid battery. Mr. Huang is a graduate with a degree in chemistry from the Henan Institute of Education.

Compliance with Section 16(A) of the Exchange Act

Section 16(a) of the Exchange Act requires a company's officers and directors, and persons who own more than ten percent (10%) of a registered class of World Trophy’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten percent (10%) stockholders are required by SEC regulation to furnish World Trophy with copies of all Section 16(a) forms they file.

To World Trophy’s knowledge, based solely on a review of the copies of such reports furnished to World Trophy, all reports under Section 16(a) required to be filed by its officers and directors and greater than ten percent (10%) beneficial owners were timely filed as of the date of this filing.

Audit Committee

The Company does not have a separately-designated standing audit committee. Instead, the Board performs the required functions of an audit committee.  Currently, Mathew Evans and Xu Kecheng are the only members of the Board, and the Board is currently the functional-equivalent of an audit committee. Neither Director meets the independence requirements for an audit committee member.

The Board selects World Trophy’s independent public accountant, establishes procedures for monitoring and submitting information or complaints related to accounting, internal controls or auditing matters, engages outside advisors, and makes decisions related to funding the outside auditory and non-auditory advisors engaged by the Board. The Registrant has not adopted an audit committee charter, as the current system is deemed by management to be sufficient to meet World Trophy’s requirements at this time. However, World Trophy intends to adopt an audit committee charter in the near future.

Audit Committee Financial Expert

World Trophy has no audit committee financial expert.  Prior to the Exchange, management was of the opinion that the cost related to retaining a financial expert was prohibitive and because of its limited operations at that time, management was of the opinion that the services of a financial expert were not warranted. However, in light of the Exchange and World Trophy’s new operations, World Trophy intends to name an audit committee financial expert in the near future.

Corporate Governance and Nominating Committee

The Company does not currently have a Corporate Governance and Nominating Committee, however the Board plans to create such a committee and to adopt a Charter for such committee in the near future.

Compensation Committee

The Company does not currently have a Compensation Committee, however the Board plans to create such a committee and to adopt a Charter for such committee in the near future.

Code of Ethics

The Company does not currently have a Code of Ethics applicable to its executive officers, however the Board plans to create such a committee and to adopt a Charter for such committee in the near future.

EXECUTIVE COMPENSATION

The following table sets forth compensation information for services rendered by certain of World Trophy’s former executive officers prior to the Exchange in all capacities during the last two (2) completed fiscal years (ended March 31, 2008 and 2007) and compensation information for World Trophy’s current officers after the Exchange. The compensation listed below which will be paid to World Trophy’s new officers will be paid by Chisen. The following information includes the U.S. dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name And Principal Function (a)	Year (b)	Salary (US$) (c)	Total (US$) (j)
Don Peay, Former Officer (1)	2008 2007	-0- -0-	-0- -0-
Mathew Evans, Former Officer (2)	2008 2007	-0- -0-	-0- -0-
Xu Kecheng, President & CEO (3)	2008 2007	6,855 4,650	6,855 4,650
He Zhiwei, Chief Financial Officer (4)	2008 2007	-0- -0-	-0- -0-
Fei Wenmei, Corporate Secretary (5)	2008 2007	3,788 2,325	3,788 2,325
Liu Chuanjie, Treasurer (6)	2008 2007	6,405 3,875	6,405 3,875
Wang Yajun, Vice- President (7)	2008 2007	6,649 -0-	6,649 -0-
Lou Shourong, Vice- President (8)	2008 2007	6,273 -0-	6,273 -0-

Name And Principal Function (a)	Year (b)	Salary (US$) (c)	Total (US$) (j)

(1)	Mr. Peay was the Sole Officer and Director of World Trophy from World Trophy’s inception through June 13, 2008.

(2)	Mr. Evans was the Sole Officer and Director of World Trophy from World Trophy’s inception through June 13, 2008.

(3)
Xu Kecheng shall serve as World Trophy’s Chief Executive Officer and President effective as of the Closing Date and shall receive US$16,000 for his services as Chief Executive Officer and President from November 12, 2008 to March 31, 2009. Mr. Xu also receives RMB22,500 (approximately US$3,000) annually for his services as President of Chisen.

(4)
He Zhiwei shall serve as World Trophy’s Chief Financial Officer effective as of the Closing Date and shall receive US$19,000 for his services as Chief Financial Officer of World Trophy from November 12, 2008 to March 31, 2009.

(5)
Fei Wenmei shall serve as World Trophy’s Corporate Secretary effective as of the Closing Date and shall receive US$10,000 for her services as Corporate Secretary of World Trophy from November 12, 2008 to March 31, 2009. Ms. Fei also receives RMB19,800 (approximately US$3,000) annually for her services as Chief Administrative Manager of Chisen.

(6)
Liu Chuanjie shall serve as World Trophy’s Treasurer effective as of the Closing Date and shall receive US$10,000 for his services as Treasurer of World Trophy from November 12, 2008 to March 31, 2009. Mr. Liu also receives RMB19,800 (approximately US$3,000) annually for his services as Controller and Director of Finance of Chisen.

(7)
Wang Yajun shall serve as World Trophy’s Vice-President effective as of the Closing Date and shall receive US$10,000 for his services as Vice-President of World Trophy from November 12, 2008 to March 31, 2009. Mr. Wang also receives RMB21,600 (approximately US$3,000) annually for his services as a Deputy General Manager of Chisen.

(8)
Lou Shourong shall serve as World Trophy’s Vice-President effective as of the Closing Date and shall receive US$10,000 for his services as Vice-President of World Trophy from November 12, 2008 to March 31, 2009. Mr. Lou also receives RMB21,600 (approximately US$3,000) annually for his services as a Deputy General Manager of Chisen.

As of March 31, 2008, World Trophy did not have any “Grants of Plan-Based Awards”, “Outstanding Equity Awards”, “Option Exercises and Stock Vested”, “Pension Benefits”, “Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans” or “Potential Payments Upon Termination or Change in Control” to report.

Furthermore, neither Fast More nor Chisen have any bonuses, stock awards, option awards, non-executive incentive plan compensation or non-qualified deferred compensation earnings to report.

Executive and Director Compensation

Mr. Evans, World Trophy’s sole officer immediately prior to the Exchange, did not receive any compensation for his services rendered to World Trophy, had not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with World Trophy, however Mr. Evans was entitled to reimbursement for expenses incurred on World Trophy’s behalf.  Immediately prior to the Exchange, Mr. Evans owned 28,500,000 shares of Common Stock (post November 4, 2008 3-for-1 dividend distribution of the Common Stock and prior to his cancellation of 18,658,200 shares of Common Stock on the Closing Date) constituting 84.67% of the issued and outstanding Common Stock immediately prior to the Exchange.

The Company did not provide any compensation to Mr. Evans for his services as sole director during the fiscal year ended March 31, 2008. The Company may establish certain compensation plans (e.g. options, cash for attending meetings, etc.) with respect to Directors in the future.

Pursuant to the Exchange Agreement, Mr. Evans’ resignation from each of his positions as sole officer of World Trophy became effective as of the Closing Date and his resignation as a director of World Trophy shall become effective upon the 10th day following the Information Filing Date.

Employment Agreements

There are currently no employment agreements by and between World Trophy and its employees. Chisen has a labor contract with each employee as required by law in the PRC. The labor contract mainly includes working content, contract period, working time, payment and other terms. A form of such labor contract is attached hereto as Exhibit 10.2.

Benefit Plans

World Trophy has no stock option, retirement, pension or profit-sharing programs for the benefit of its directors, officers or other employees; however World Trophy’s Board may recommend the adoption of one or more such programs in the future.

In accordance with Chinese law, Chisen offers a welfare program pursuant to which it pays pension, accident, medical, birth, job and house allowance payments for all contract employees of Chisen.

LITIGATION

In the normal course of business, we are named as defendant in lawsuits in which claims are asserted against us. In World Trophy’s opinion, the liabilities, if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on World Trophy’s financial position, results of operations or cash flows. As of the date hereof, there is no pending or outstanding material litigation with World Trophy, Fast More or Chisen.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law authorizes, and World Trophy’s Bylaws and Certificate of Incorporation provide for, indemnification of World Trophy’s directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Exchange.

No vote or other action is being requested of World Trophy’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the SEC and is available electronically on EDGAR at http://www.sec.gov.

On the tenth (10th) day following the mailing of this Information Statement to World Trophy’s stockholders, He Zhiwei, Liu Chuanjie, Dong Quanfeng, Jiang Yanfu, Gong Xiaoyan and Yun Hon Man will serve as directors of World Trophy, and along with Xu Kecheng, who at such time was already a member of the Board, will constitute the entire Board. On the tenth (10) day following the mailing of this Information Statement to World Trophy’s stockholders, Mr. David Lennox will resign as a Director of World Trophy. At such time, World Trophy will file a Current Report on Form 8-K with the SEC reflecting the same.

The Board of Directors

November 12, 2008

/s/ Xu Kecheng

Xu Kecheng
President & Chief Executive Officer